

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2022

Jacob Lakhany
President
Com2000, Inc.
1575 W Horizon Ridge Pkwy, #531401
Henderson, NV 89012

      Re: Com2000, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed February 1, 2022
           File No. 333-260491

Dear Mr. Lakhany:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 19, 2021 letter.

Amendment No.1 to Form S-1 filed February 1, 2022

Dilution, page 17

1.   We note your response to prior comment 4. Please clarify that the tabular disclosure presented in this section does not give effect to any shares sold by the existing shareholders in the secondary offering.

Directors, Executive Officers, Promoters and Control Persons, page 28

2.   We note your response to prior comment 5. However, we are unable to locate disclosure that provides specific dates of service for the past and present occupations held for each of your executive officers and chairman during the past five years as required by Item 401(e) of Regulation S-K. Please advise or revise.

<u>Narrative to Summary Compensation Table, page 31</u>

3.   We note your response to prior comment 6 and revised disclosure regarding work services the Company received from its Corporate Secretary and President and the outstanding loans owed to these individuals. Please clarify the material terms of the employment agreement or arrangement, whether written or unwritten, with each of your named executive officers and file any written agreements as exhibits to your registration statement. Refer to Item 402(o) of Regulation S-K.

     You may contact Dave Edgar, Senior Staff Accountant, at (202) 551-3459 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Scott Doney